Exhibit 99.1

PRESS RELEASE

                   BONSO ELECTRONICS REPORTS HALF YEAR RESULTS
                   -------------------------------------------

HONG KONG, January 27, 2010 /Globe Newswire/ -- Bonso Electronics International, Inc (NASDAQ: BNSO) a designer and manufacturer of sensor based and communications products, today announced financial results for the six-month period ended September 30, 2009.

The company reported that net sales for the six-month period ended September 30, 2009, decreased to $14.9 million as compared to $22.4 million during the same period last year. Net loss was $0.97 million or $0.17 per share (diluted) as compared to an income of $0.44 million or $0.08 per share (diluted) during the same period last year.

Mr. Anthony So, Chairman and Chief Executive Officer of Bonso, stated, "Revenue for the first six months was low due to the worldwide financial crisis and general lack of demand for consumer products due to poor economic conditions. We expect that increased orders received during the second half of the year will offset some of the losses recorded in the first six months of the year."

Mr. So further stated, "We expect the demand of our products will continue to increase during calendar 2010 as a result of the strengthening economy worldwide. We are well prepared for the increase in demand in production capacity in our current factory in Shenzhen, China. Further, our new factory in Xinxing, China will be complete in about two years. Our cash balance remains strong, with $10.7 million on hand (or $1.92 per share) on September 30, 2009."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.


This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "we believe," "future prospects," or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers' operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and the risk factors listed from time to time in the Company's SEC reports. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially.




                              -- Tables to Follow -


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                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)

                                                       Sep 30,          Mar 31,
                                                        2009             2009
                                                        ----             ----
                                                     (Unaudited)       (Audited)
Assets

Current assets
 Cash and cash equivalents                           10,710,000       8,043,535
 Trade receivables, net                               1,047,365       1,084,756
 Inventories, net                                     5,952,225       6,284,293
 Income tax recoverable                               1,091,550         987,449
 Other receivables, deposits and
  prepayments                                         1,705,548         837,191
 Held-to-maturity investments                              --         1,000,000
 Current assets of discontinued
  operations                                            771,244       3,813,697

 Total current assets                                21,277,932      22,050,921

Brand name and other intangible
 assets, net                                          3,990,350       4,008,147
Property, plant and equipment, net                    2,304,789       3,374,253
Non-current assets of discontinued
    operations                                            6,310           5,704

 Total assets                                        27,579,381      29,439,025


Liabilities and shareholders' equity

Current liabilities
 Bank overdraft - secured                                  --           385,514
 Notes payable                                        2,630,330       1,361,787
 Accounts payable                                     4,201,029       3,103,502
 Accrued charges and deposits                         2,097,775       2,004,841
 Income tax liabilities                                  24,423           6,888
 Current portion of long-term debts
  and capital lease obligations                         114,337         130,201
 Current liabilities of discontinued
  Operations                                          3,307,414       5,787,099
 Total current liabilities                           12,375,308      12,779,832


Capital lease obligations, net
 of current portion                                        --            51,971
Income tax liabilities                                2,595,135       2,595,135
Deferred income tax liabilities                          14,162          14,162
Total Liabilities                                    14,984,605      15,441,100

Shareholders' equity

Preferred stock par value $0.01 per
 share
   - authorized shares - 10,000,000                        --              --
   - issued and outstanding shares:
     September 30, 2008 and March 31, 2008
Common stock par value $0.003 per share
   - authorized shares - 23,333,334                        --              --
   - issued and outstanding shares:
     September 30, 2008 and March 31, 2008
     -5,577,639                                          16,729          16,729
Additional paid-in capital                           21,764,788      21,764,788
Treasury stock                                       (1,462,325)     (1,462,325)
Retained earnings                                    (9,687,721)     (8,714,233)
Accumulated other comprehensive
 income                                               1,963,305       2,392,966
                                                     12,594,776      13,997,925

Total liabilities and shareholders'
 equity                                              27,579,381      29,439,025

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                               BONSO ELECTRONICS
                               INTERNATIONAL INC.
                          CONSOLIDATED INCOME STATEMENT
                         (In Thousands of U.S. Dollars)

                                                         Six months ended
                                                              SEP 30
                                                       2009              2008
                                                       ----              ----
                                                   (Unaudited)       (Unaudited)

Net sales                                             14,877            22,405
Cost of sales                                        (12,976)          (18,839)

Gross margin                                           1,901             3,566

Selling expenses                                        (338)             (360)
Salaries and related costs                            (1,237)           (1,279)
Research and development
 expenses                                               (255)             (291)
Administration and general
 expenses                                               (821)           (1,072)

(Loss)/Income from operations                           (750)              564
Interest income                                           97                62
Other income                                              73                29
Interest expenses                                        (35)              (27)
Foreign exchange gain/(loss)                             (51)              (55)

(Loss)/Income before income taxes                       (666)              573
Income tax expense                                      --                  (3)

Net (loss)/income from
 continuing operations                                  (666)              570
(Loss)/gain from discontinued
 operations, net of tax                                 (307)             (126)

Net (loss)/income                                       (973)              444

Earnings per share (in
 U.S.Dollars per share)
 Basic                                                 (0.17)             0.08
 Diluted                                               (0.17)             0.08
Weighted average shares
 (Basic)                                           5,577,639         5,577,639
Weighted average shares
 (Diluted)                                         5,577,639         5,577,639

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics